SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-22235

     (Check One):          [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F

                                                  [ ] Form l0-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended: December 31, 2001

[ ]	Transition Report on Form 10-K and Form 10-KSB
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q and Form 10-QSB
[ ]	Transition Report on Form N-SAR

     For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates: Not Applicable

PART I

REGISTRANT INFORMATION

Full name of registrant Video Network Communications, Inc.

Former name if applicable

Address of principal executive office (Street and number)
 50 International Drive

City, state and zip code Portsmouth, New Hampshire 03801

PART II

RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is unable to file its Annual Report on Form 10-KSB for the fiscal year ended on December 31, 2001 (“Form 10-KSB”) by April 1, 2001 because the valuation of material balance sheet elements remains undetermined. The Registrant requires additional time to complete the valuation process and finalize its audited financial statements for the year ended December 31, 2001.

PART IV

OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification

Robert H. Emery, Chief Financial Officer (Name)	(603) (Area Code)	334-6700 (Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that it will have revenues of approximately $13.0 million and $8.8 million for the years ended December 31, 2001 and 2000, respectively. Included in revenues for 2001 was approximately $6.5 million related to the completion of a significant data-cabling project to a school district in the second quarter of the year. It is not anticipated that additional projects of this size or nature will occur in the foreseeable future. The Registrant is unable, however, to accurately project operating income, net loss or earnings per share at this time because the valuation of material balance sheet elements remains undetermined.

VIDEO NETWORK COMMUNICATIONS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 29, 2002	By:	/s/ ROBERT H. EMERY Robert H. Emery Chief Financial Officer